Exhibit 99.1

Filed by WisdomTree Trust - WisdomTree Enhanced Commodity Strategy Fund

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934, as amended

Subject Company: WisdomTree Continuous Commodity Index Fund

Commission File No.: 333-233919

Text message manually sent to selected individual shareholders of the WisdomTree

Continuous Commodity Index Fund

You are a shareholder invested in the WISDOMTREE CONTINUOUS COMMODITY INDEX FUND. We have not yet received your vote regarding the adjourned shareholder meeting. Please contact us at 833-892-6628, or vote using the materials sent to you via mail and let your voice be heard. Voting will prevent additional phone calls and mailings. Thank you.